Exhibit 99.1

Pre-clinical Studies Demonstrate CBD’s Robust Anti-Cancer Effect Against

Liver Cancer; Can Fite and Univo Pharmaceuticals Expand Collaboration Agreement

●	In pre-clinical studies, CBD enriched fractions induced anti-liver cancer effect at minute concentrations

●	Expansion of the agreement allows Can-Fite to develop 2 additional clinical indications

PETACH TIKVA, Israel, February 27, 2020 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biopharmaceutical company with a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced new pre-clinical findings in connection with its on-going collaboration with Univo Pharmaceuticals (TASE:UNVO), demonstrating CBD’s robust anti-neoplastic effect in pre-clinical studies against liver cancer. The studies were carried out on human liver cancer cells and utilized cannabinoid fractions enriched for CBD, in nano and pico molar concentrations. Marked inhibition of Hep-3b, liver cancer cell proliferation was noted and was mediated via the A3 adenosine receptor, the target of Can-Fite’s drug platform.

Can-Fite is greatly encouraged and sees clinical potential in treating patients with minute CBD dosages which are effective and at the same time may minimize potential adverse effects. Based on this approach, an expansion of the agreement with Univo Pharmaceuticals has been entered into to allow the testing of minute CBD concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, Can-Fite will fund the research and development activities for the two new indications, to be jointly performed, for an amount of US$200,000 per indication.

Dr. Michael Silverman, M.D., Can Fite Medical Director, commented on the new findings, “Many of the liver cancer patients are already treated with cannabinoids for management of constitutional symptoms such as anorexia, nausea, and fatigue. These novel findings of anti-cancer cell effects found with minute dosages of CBD may open up new avenues of utilizing cannabinoids to treat cancer patients while minimizing adverse effects.”

According to Adroit Market Research, the medical cannabis market is projected to grow at a CAGR of 29% to $56.7 billion by 2026.

About UNIVO Pharmaceuticals

UNIVO Pharmaceuticals is a vertically-integrated medical cannabis company covering all aspects of cultivation, manufacturing and distribution. Univo holds licenses for the entire supply chain: research and development, growing, breeding and nursery, production of medical cannabis products and distribution. UNIVO produces its own cannabis by partnership with Amit Farms, located in the South of Israel covering over 75,000 m² with 15,000 m² designated for cannabis growth. UNIVO IMC-GMP manufacturing facility produces a wide variety of medical cannabis products that meet the most stringent international standards.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114